ENERGY EXPLORATION TECHNOLOGIES INC For the six months ended and as at June 30, 2007

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Balance Sheets
(Unaudited) (Expressed in U.S. dollars except share data)

	June 30, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$1,518,761	$851,738
Short term investments	1,222,494	1,128,711
Accounts receivable	838,837	526,987
Prepaid expenses and other	43,952	55,249
	3,624,044	2,562,685
Oil and natural gas properties	102,356	130,360
Other property and equipment	343,427	211,151
	$4,069,827	$2,904,196
Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$218,338	$160,593
Note payable [note 3]	181,079	194,137
Other accrued liabilities [note 4]	226,545	235,666
Unearned revenue	80,791	249,047
Convertible debentures and registration penalty [note 6]	566,992	569,156
Fair value of conversion feature [note 6]	-	68,994
	1,273,745	1,477,593
Long term liabilities:
Capital lease obligation	43,505	-
	1,317,250	1,477,593
Future operations [note 1]
Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000	3,000,000	3,000,000
Common shares: - authorized unlimited
Issued: 27,408,766 shares issued as of June 30, 2007 and 27,177,908
shares issued as of December 31, 2006 [note 5]	32,999,789	32,740,427
Contributed capital	3,391,614	3,153,496
Deficit	(36,893,586)	(37,642,094)
Accumulated other comprehensive income	254,760	174,774
	2,752,577	1,426,603
	$4,069,827	$2,904,196

"Signed" George Liszicasz
Director

"Signed" Charles Selby
 Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

     ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited) (Expressed in U.S. dollars except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Revenue
Survey revenue	$2,480,140	$-	$2,480,140	$-
Oil and natural gas revenue	8,244	8,706	17,810	20,879
	2,488,384	8,706	2,497,950	20,879
Expense
Survey cost	312,075	16,573	312,075	29,055
Oil and natural gas operating expenses	1,136	812	1,990	1,746
Administrative	654,201	772,891	1,285,220	1,371,758
Depletion and impairment of oil and natural
gas properties	4,742	5,224	9,439	35,550
Amortization and depreciation	25,242	12,630	42,427	26,155
	997,396	808,130	1,651,151	1,464,264
	1,490,988	(799,424)	846,799	(1,443,385)
Other expense
Interest expense (income)	(24,410)	3,622	(37,727)	6,783
Interest on convertible debentures [note 6]	15,295	894,618	138,332	975,043
Other	(844)	-	(2,314)	-
	(9,959)	898,240	98,291	981,826
Net income (loss)	1,500,947	(1,697,664)	748,508	(2,425,211)
Other comprehensive income (loss):
Foreign currency translation adjustments	79,005	63,978	79,986	(8,149)
Comprehensive income (loss)	$1,579,952	$(1,633,686)	$828,494	$(2,433,360)
Net income (loss) per share unit [note 5]
Basic	$0.05	$(0.07)	$0.03	$(0.10)
Diluted	$0.05	$(0.07)	$0.02	$(0.10)

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Cash Flow
(Unaudited) (Expressed in U.S. dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Operating activities
Net income (loss)	$1,500,947	$(1,697,664)	$748,508	$(2,425,211)
Amortization and depreciation of other property
and equipment	25,242	12,630	42,427	26,155
Depletion and impairment of oil and natural gas
properties	4,742	5,224	9,439	35,550
Costs settled by issuance of common shares	-	292,219	-	1,130,401
Stock-based compensation	108,672	95,064	252,366	190,619
Non-cash interest expense convertible debenture	15,296	894,618	138,332	975,042
Non-cash expense note payable	3,491	-	6,628	-
Changes in non-cash working capital
Accounts receivable	184,870	8,823	(311,850)	35,760
Work-in-progress	147,040	-	-	-
Due from officers and employees	-	1,836	-	2,746
Prepaid expenses	19,880	(38,093)	11,297	(24,628)
Unearned revenue	(1,664,386)	44,795	(168,256)	44,795
Trade payables	18,124	(64,495)	57,745	(105,028)
Other accrued liabilities	81,840	(11,986)	(9,121)	(791,051)
Net cash generated (used) by operating activities	445,758	(457,029)	777,515	(904,850)
Financing activities
Funds paid against note payable	(8,486)	-	(38,307)	-
Funds paid against lease payable	(526)	-	(526)	-
Funds raised through the sale of common shares,
net of issuance costs	-	2,093,945	-	2,093,945
Funds raised through the exercise of options and
warrants	25,000	1,900	34,957	52,271
Net cash generated (used) by financing activities	15,988	2,095,845	(3,876)	2,146,216
Investing activities
Funds invested in other property and equipment	(58,511)	(49,123)	(108,902)	(63,365)
Funds invested in oil and natural gas properties	(1,819)	(617)	(2,549)	(2,393)
Proceeds on sale of oil and gas properties	-	-	29,871	-
Funds borrowed by an employee	-	336	-	570
Decrease (increase) in short term investments	(1,092,579)	-	(93,783)	45,000
Net cash generated (used) by investing activities	(1,152,909)	(49,404)	(175,363)	(20,188)
Effect of foreign exchange loss on working
capital	70,782	3,848	68,747	(62,526)
Net cash inflow (outflow)	(620,381)	1,593,260	667,023	1,158,652
Cash and cash equivalents, beginning of	2,139,142	624,669	851,738	1,059,277
period
Cash and cash equivalents, end of period	$1,518,761	$2,217,929	$1,518,761	$2,217,929
Cash interest paid	$3,483	$3,115	$6,666	$5,830

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Shareholders' Equity (Deficit)
(Unaudited) (Expressed in U.S. dollars except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Common Shares
Balance at the beginning of the period	$32,962,677	$29,191,155	$32,740,427	$28,229,691
Issued upon exercise of stock options and
warrants	37,112	1,900	48,744	52,271
Issued for cash	-	2,124,000	-	2,124,000
Issued through conversion of debentures	-	2,467,136	210,618	2,540,047
Shares issued for services	-	-	-	838,182
Balance at end of the period	32,999,789	33,784,191	32,999,789	33,784,191
Preferred Shares
Balance at the beginning of the period and end of
the period	3,000,000	3,000,000	3,000,000	3,000,000
Contributed Capital
Balance at the beginning of the period	3,295,515	1,106,144	3,153,496	1,010,589
Fair market value of options issued to employees,
contractors and consultants	108,211	387,284	251,905	482,839
Fair market value of warrants issued pursuant to
debenture converted to common shares	(12,112)	-	(13,787)	-
Balance at end of the period	3,391,614	1,493,428	3,391,614	1,493,428
Deficit
Balance at the beginning of the period	(38,394,533)	(34,602,183)	(37,642,094)	(33,874,636)
Net income (loss) for the period	1,500,947	(1,697,664)	748,508	(2,425,211)
Balance at end of the period	(36,893,586)	(36,299,847)	(36,893,586)	(36,299,847)
Accumulated Other Comprehensive Income
Balance at the beginning of the period	175,755	261,967	174,774	261,967
Other comprehensive income (loss)	79,005	(8,149)	79,986	(8,149)
Balance at end of the period	254,760	253,818	254,760	253,818
Total Shareholders' Equity (Deficit) end of
period	$2,752,577	$2,231,590	$2,752,577	$2,231,590

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

ENERGY EXPLORATION TECHNOLOGIES INC
Notes to the Consolidated Financial Statements
For the six month period ended and as at June 30, 2007
(Unaudited) (Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "Company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We are a service provider to the oil and gas industry utilizing our proprietary Stress Field Detection (SFD) remote sensing airborne survey technology to identify areas with oil and natural gas production potential.

For the six months ended June 30, 2007 we earned net income of $748,508 and the net cash generated in operating activities was $777,515. We had an accumulated deficit at June 30, 2007 of $36,893,586.

Our ability to continue as a going concern beyond one year is dependent upon our ability to generate profitable operations and / or obtain the additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are executing a business plan to allow us to continue as a going concern. We completed a survey contract for a fee in 2006 and have further contracts to complete surveys in 2007. We cannot give assurance that we will be successful in executing this plan.

These consolidated financial statements are prepared using U.S. generally accepted accounting principles that are applicable to a going concern which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2006. These interim statements should be read in conjunction with the 2006 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

The Company's functional currency is Canadian dollars that are translated into United States dollars for reporting purposes. Significant accounts maintained in U.S. dollars are equity accounts as well as bank and short term investment accounts.

Earnings per Share

Per unit amounts are calculated using the weighted average number of shares outstanding. The Company follows the treasury stock method to determine dilutive effect of options and warrants and the as if converted method for preferred shares. Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the effect, if any, the adoption of Interpretation No. 48 will have on its financial statements and related disclosures.

3. Note Payable

As of June 30, 2007 and December 31, 2006 the Company has a Canadian dollar denominated unsecured loan outstanding in the U.S. dollar equivalent amount of $181,079 and $194,137 respectively that is due to our President, CEO and Director. The loan bears interest of 7.0% per annum. During the first six months of 2007 the Company was charged $6,355 of interest expense (2006 -$12,591). The maturity date for this loan was April 15, 2007 at which point the loan became due upon demand.

4. Accrued Liabilities

	For the six months ended	For the year ended
	June 30, 2007	December 31, 2006
Accrued legal and audit	$37,910	$207,995
Accrued commission on sales	131,630	-
Consultant fees	47,019	-
Other	9,986	27,671
	$226,545	$235,666

The accrued commission on sales will be satisfied with the issuance of common shares in the third quarter of 2007.

5. Common Shares

The following table provides a continuity of the number and dollar amount of common shares since December 31, 2006.

		Number of Shares	Dollar Amount
As at December 31, 2006		27,177,908	$32,740,427
Transactions during the three months ended March 31, 2007
•	192,401 common shares were issued through the conversion of convertible debentures in the
	period. The shares were issued to discharge $133,471 of principal and $3,109 of interest. In
	addition, $74,038 was recorded related to the fair market value of the convertible debenture
	conversion feature at the date each debenture was converted into common shares.	192,401	210,618
•	10,000 common shares were issued as a result of options being exercised at $0.65 per share.	10,000	6,500
•	3,457 common shares were issued as a result of warrants being exercised at $1.00 per share
	generating aggregate proceeds of $3,457. In addition $1,675 of value was transferred from
	contributed surplus related to the fair market value of the warrants at date of issue.	3,457	5,132
Transactions during the three months ended June 30, 2007
•	25,000 common shares were issued as a result of warrants being exercised at $1.00 per share
	generating aggregate proceeds of $25,000. In addition $12,112 of value was transferred from
	contributed surplus related to the fair market value of the warrants at date of issue.	25,000	37,112
As at June 30, 2007		27,408,766	$32,999,789

Reconciliation of Earnings per Share Calculations

For the three months ended June 30, 2007

		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit
Basic	$1,500,947	27,389,810	$0.05
Options assumed exercised		2,212,705
Warrants assumed exercised		4,587,368
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(4,604,032)
Diluted	$1,500,947	31,585,851	$0.05
For the six months ended June 30, 2007
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit
Basic	$748,508	27,313,991	$0.03
Options assumed exercised		2,134,705
Warrants assumed exercised		4,587,368
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(5,321,197)
Diluted	$748,508	30,714,867	$0.02
For the three months ended June 30, 2006
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit
Basic and diluted	$(1,697,664)	24,212,275	$(0.07)
For the six months ended June 30, 2006
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit
Basic and diluted	$(2,425,211)	23,143,499	$(0.10)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation in 2006, as they were antidilutive.

6. Convertible Debentures

During 2005 we closed private placement bridge-financing contracts. Pursuant to these contracts the Company issued financial instruments that convert automatically into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of note payable and accrued interest of $280,650 for aggregate net proceeds of $1,930,414. The debentures are convertible into common shares.

The value of the convertible debenture and the conversion feature as at June 30, 2007 and December 31, 2006 are as follows:

	For the six months ended	For the year ended
	June 30, 2007	December 31, 2006
Debenture carrying value, registration penalty and accrued interest at beginning of period	$569,156	$981,986
Accretion expense	-	1,008,639
Interest expense including registration penalty	134,021	530,835
Converted to common shares	(136,185)	(1,952,304)
Debenture carrying value, registration penalty and accrued interest at end of period	$566,992	$569,156
Conversion feature carrying value at beginning of period	$68,994	$1,421,384
Converted to common shares	(74,038)	(950,212)
Change in fair market value	5,044	(402,178)
Fair value of the conversion feature at end of period	$-	$68,994

As at June 30, 2007 the outstanding principal was Nil ($133,471 - 2006), interest was Nil ($869 - 2006) and the registration penalty was $566,992 ($434,816 - 2006). During the six months ended June 30, 2007 all remaining principal and 10% accrued interest was converted into 192,401 common shares.

7. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of June 30, 2007:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options
$0.14 - $0.43	310,001	$0.36	310,001	$0.36
$0.65 - $0.95	406,741	$0.67	226,741	$0.67
$1.00 - $2.00	1,417,963	$1.39	320,130	$1.37
$2.00 - $4.13	281,000	$2.21	227,666	$2.22
	2,415,705	$1.24	1,084,538	$1.11

Weighted average
remaining contractual
Range of exercise prices	life (years)
$0.14 - $0.43	1.3
$0.65 - $0.95	3.4
$1.00 - $2.00	3.9
$2.00 - $4.13	1.8
3.2

	For the six months ended June 30, 2007		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Outstanding at beginning of period	1,588,205	$1.15	1,683,000	$1.87
Granted	878,500	$1.45	473,204	$1.15
Cancelled	(41,000)	$2.43	(433,000)	$1.84
Exercised	(10,000)	$0.65	(134,999)	$0.60
Options outstanding as at end of period	2,415,705	$1.24	1,588,205	$1.15
Exercisable as at end of period	1,084,538	$1.11	958,872	$1.13

Unvested options outstanding as of June 30, 2007 and December 31, 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

The 2006 Stock Option Plan was approved on September 30, 2006 by Company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the Company can be issued to directors, officers and employees of the Company and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the Company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the Company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any twelve month period without permission of the stock exchange or exchanges on which the common shares of the Company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the Company are listed. All options issued under Plans are issued from treasury.

Compensation Expense Associated with Grant of Options

In the six months ended June 30, 2007 the adoption of SFAS 123-R resulted in incremental stock-based compensation expense of $261,279 ($406,320 - 2006).

The incremental stock-based compensation expense in the six months ended June 30, 2007 was derived from stock options issued to employees under share-based compensation plans. The grant date fair value is calculated using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	June 30, 2007	December 31, 2006
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	60%	127%
Risk free interest rate (%)	4%	4%
Weighted average grant date fair market value per share	$0.41	$0.64
Intrinsic value of options exercised	$1.70	$0.67

As of June 30, 2007 and December 31, 2006 there was $626,339 and $527,434 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

8. Warrants

	For the six months ended June 30, 2007		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the period	4,615,825	$1.54	3,501,592	$1.76
Issued through private placement	-		2,124,000	$2.00
Issued as commission for private placement	-		152,560	$2.00
Issued for investor relations services	-		350,000	$1.60
Exercised	(28,457)	$1.00	-
Expired	-		(1,512,327)	$2.75
Outstanding as at end of the period	4,587,368	$1.54	4,615,825	$1.54

	As at June 30, 2007		As at December 31, 2006
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual life
Exercise prices	warrants	life (years)	Outstanding warrants	(years)
$1.00	1,960,808	0.2	1,989,265	0.8
$1.60	350,000	0.7	350,000	1.3
$2.00	2,276,560	0.7	2,276,560	1.3
	4,587,368	0.7	4,615,825	1.1

All warrants are fully exercisable as at June 30, 2007.

9. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the three months ended June 30, 2007 and the year ended December 31, 2006.

	For the six months	For the year ended
	ended June 30,	December 31,
	2007	2006
Collective wages, fees and benefits paid to executive officers of NXT, who were also
directors of NXT	$82,587	$162,027
Interest expense recognized or paid to related parties and officers	$6,660	$14,678

A Director of NXT is also an officer for one of our SFD survey clients. In the six months ended June 30, 2007 we received $259,830 from this client in payment for accounts receivable outstanding at December 31, 2006.

10. Commitments and Contingencies

On November 27, 2002 we were served a Statement of Claim. The plaintiff alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed the him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past President and director of NXT. We believe the claim against us is contentious because of the ambiguity of the arrangements and we are defending ourselves against the claim.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

11. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation.

ENERGY EXPLORATION TECHNOLOGIES INC

For the six months ended and as at June 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at August 22, 2007. This interim MD&A is an update to our annual MD&A for the year ended December 31, 2006 and should be reviewed in conjunction with the audited year-end Consolidated Financial Statements that are available on SEDAR at www.sedar.com and our website (www.nxtenergy.com).

As used in this MD&A, the terms "we", "us", "our", "NXT" and "Company" mean Energy Exploration Technologies Inc.

Our reporting currency is the United States of America dollar. All references to "dollars" in this MD&A refer to United States or U.S. dollars unless specific reference is made to Canadian or Cdn. dollars. The rate of exchange of Canadian dollars to United States dollars as of June 30, 2007 was Cdn. $1.07 to U.S. $1.00.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Description of Business

NXT is a Calgary based technology-driven exploration company in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for two dimentional reconnaissance seismic thus saving clients time and money. SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions. NXT offers its services world-wide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

Overall Performance

In the first six months of 2007 we completed two SFD surveys with a contracted value of $2,480,140. SFD survey contracts include provisions for the Company to be granted Gross Overriding Royalty Rights (“GORR”) on any land developed by clients as a result of information derived from SFD surveys. The completion of these contracts has resulted in us generating cash from operating activities in the second quarter. We have an expectation of executing additional contracts, generating positive cash flow from operating activities and operating profits in the future.

Results of Operations

Net Income (Loss )

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Revenue	$2,488,384	$8,706	$2,497,950	$20,879
Expense	997,396	808,130	1,651,151	1,464,264
Income (loss) before other expenses and taxes	1,490,988	(799,424)	846,799	(1,443,385)
Other income (expense)	9,959	(898,240)	(98,291)	(981,826)
Net income (loss )	$1,500,947	$(1,697,664)	$748,508	$(2,425,211)

For the three months ended June 30, 2007 we had net income of $1,500,947 compared with a loss in the same period in 2006 of $1,697,664 representing an overall increase of $3,198,611. This increase is due to the recognition of $2,480,140 (2006 - $0) in survey revenue for surveys completed in the second quarter of 2007. Also impacting the overall net income is the reduction in convertible debenture interest from $894,618 in Q2 2006 to $15,294 for Q2 in 2007. Beginning in second quarter of 2007, the registration penalty is all that remains to be accounted for since the last of the debentures was converted in Q1 2007.

For the six months ended June 30, 2007 we had net income of $748,508 compared to the June 30, 2006 net loss of $2,425,211. This represents an overall increase of $3,173,719. Interest on convertible debentures was $138,332 for the first six months of 2007, a reduction of $836,711 from the same period in 2006.

Survey Revenue

Revenues from SFD survey contracts are reflected in the Consolidated Statement of Income (Loss) in accordance with our accounting policy of recognizing revenue on a completed contract basis. Prior to completion all money received or invoiced for the contract will be reflected on the Balance Sheet as Unearned Revenue. All costs incurred for the contract will be reflected on the Balance Sheet as Work-in-Progress. In accordance with this policy we have recognized $2,480,140 of survey revenue and $312,075 of survey costs in the second quarter of 2007 ($29,055- 2006).

Oil and Natural Gas Revenue

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Gross overriding royalty rights (GORR)	$1,419	$-	$2,384	$-
Oil and natural gas revenue; net of royalty
expense	6,825	8,706	15,426	20,879
Revenues; net of royalty expense	$8,244	$8,706	$17,810	$20,879
Production average in thousand cubic feet (mcf)
per day	12	19	13	19
Average price received net of royalties per mcf	$6.42	$5.44	$6.30	$6.67
Average operating cost per mcf	$1.04	$0.67	$0.88	$0.64

Total operating revenue including royalty income and net of royalty expense for Q2 2007 was $8,244 (YTD 2007 - $17,810) compared to Q2 2006 of $8,706 (YTD 2006 - $20,879). Gross production revenue for Q2 2007 was $7,045 (YTD 2007 - $14,335) compared to $9,212 for Q2 2006 (YTD 2006 - $22,396). The decrease in period-over period production is due to natural decline that we anticipate to continue until the well is fully depleted.

Survey generated revenue entitles the Company to a GORR for any future production resulting from the SFD survey. There is currently one producting well that began paying GORR in 2007 (Q2 2007 - $1,419 and YTD 2007 - $2,384) related to a non-revenue SFD survey conducted in prior years. There can be no certainty that any GORR revenue will be generated from the 2006 and 2007 revenue surveys, however our clients are actively pursuing exploration programs on areas identified by SFD surveys.

Expenses
	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Survey cost	$312,075	$16,573	$312,075	$29,055
Oil and natural gas operating expenses	1,136	812	1,990	1,746
Administrative	654,201	772,891	1,285,220	1,371,758
Depletion and impairment of oil and natural gas
properties	4,742	5,224	9,439	35,550
Amortization and depreciation	25,242	12,630	42,427	26,155
	$997,396	$808,130	$1,651,151	$1,464,264

Expenses - for the three months and six months ended June 30, 2007 and 2006

  To date in 2007 we have had survey costs of $312,075 ($29,055 - Q2 2006) which includes commissions on sales of $131,630. All survey costs in 2007 relate to revenue generating SFD survey contracts. The 2006 costs were for expenses incurred in preparation for survey contracts.
  The administrative cost decrease of $86,538 in the first half of 2007 (Q2 2007 - $118,690) in comparison to the first half of 2006 relates mainly to a decrease in investor relation and consulting expenses (Q2 2007 - $186,007 compared to $508,321 for Q2 2006). These decreases were offset by increased expenses in 2007 for salary, rent and stock option compensation. The Company renewed its office lease in Calgary, Alberta for a six year term; lease rates in Calgary have increased significantly.
  Depletion and Impairment - unproved properties are assessed for any impairment to value. We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases. The decrease of $26,111 (Q2 2007 - $482) in these expenses relates mainly to March 31, 2006 impairment write-downs of expenditures related to an unsuccessful development well that was immediately abandoned.
  The Company upgraded servers, computers and software to facilitate interpretation of SFD surveys resulting in an increase of $16,272 (Q2 2007 - $12,612) in amortization and depreciation costs.
Other Expense (Income)
	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Convertible debenture interest
Accretion of convertible debenture	$-	$304,972	$-	$1,016,830
Change in fair market value of conversion
feature	-	363,871	5,043	(321,900)
Convertible debenture 10% interest	-	28,862	2,280	76,927
Convertible debenture registration penalty	15,295	196,913	131,009	203,186
	15,295	894,618	138,332	975,043
Interest expense (income)	(24,410)	3,622	(37,727)	6,783
Other	(844)	-	(2,314)	-
Other expense (income)	$(9,959)	$898,240	$98,291	$981,826

  Refer to the annual MD&A for a full disclosure regarding the Company's registration penalty obligation.
  The net change in convertible debenture interest is largely due the conversion of all remaining convertible debt in the past 12 months. With no outstanding convertible debentures it is no longer necessary for accretion of the debt or for the 10% interest requirement. The only remaining requirement is for the registration penalty accrual; $15,295 in Q2 of 2007 ($196,913 in Q2 2006) and $131,009 for the first six months of 2007 ($203,186 for the first six months of 2006).
  Interest income was offset by interest expense resulting in $24,410 net income in Q2 2007 (cumulative $37,727) as compared to $3,622 net expense in Q2 2006 (cumulative 6,783). The 2007 increase in income is due to short term investments generating interest income.

Other Comprehensive Income

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the U.S. dollar trades higher relative to the Canadian dollar, net assets held in Canadian dollars will decline in value as recorded in the U.S. dollar equivalent and this decline will be reflected as a foreign exchange loss in a period. The equivalent Canadian dollars for a U.S. dollar changed from $1.0654 as at the three months ended June 30, 2007 compared to $1.1162 at June 30, 2006.

Summary of Quarterly Results
	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006
Revenue	$2,488,384	$9,566	$1,072,272	$7,378
Net income (loss) from continuing operations	1,500,947	(752,439)	(831,155)	(511,092)
Net income (loss) from continuing operations	1,500,947	(752,439)	(831,155)	(511,092)
Comprehensive income (loss)	1,579,952	(751,458)	(903,840)	(517,451)
Basic earnings (loss) per share	0.05	(0.03)	0.03	(0.02)
Diluted earnings (loss) per share	$0.05	$(0.03)	$0.03	$(0.02)

	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005
Revenue	$8,706	$12,173	$13,514	$14,507
Net income (loss) from continuing operations	(1,697,664)	(727,547)	(5,440,096)	(293,050)
Net income (loss)	(1,697,664)	(727,547)	(5,440,096)	(293,050)
Comprehensive income (loss)	(1,633,686)	(799,674)	(5,470,882)	(227,601)
Basic earnings (loss) per share	(0.07)	(0.03)	(0.26)	(0.01)
Diluted earnings (loss) per share	$(0.07)	$(0.03)	$(0.26)	$(0.01)

In comparing Q2 2007 to Q1 2007, revenue for the completion of two 2007 SFD survey contracts was recognized in the second quarter resulting in a positive cash flow; for the first quarter the survey contracts had been flown, but not completed, so the revenue was on the Balance Sheet as Unearned Revenue. The only revenue showing for the first quarter was for oil and natural gas and one GORR.

In comparing Q1 2007 to Q4 2006, revenue for the completion of our first completed SFD survey contract was recognized in Q4 2006; in 2007 Q1 all survey revenue is being held on the Balance Sheet as Unearned Revenue as two SFD contracts had not yet been completed.

In comparing Q4 2006 to Q3 2006, the increase in revenue is due to the recognition of revenue in conjunction with the completion of our SFD survey contract. Prior to contract completion, all revenue and expenses for this contract were held in Unearned Revenue and Work-in-Progress on the Balance Sheet. This was offset with a large depletion and impairment expense that was due to impairment in the value of undeveloped lands.

In comparing Q3 2006 to Q2 2006, there was a decrease in our net loss attributable to a $252,657 decrease in our administrative expense, and a decrease in non-cash interest expense on the convertible debentures of $928,157.

In comparing Q2 2006 to Q1 2006, there was an increase in our net loss attributable to a $814,194 increase in non-cash interest expense on the convertible debentures including $304,972 of accretion expense and $363,871 of expense related to the change in value of the conversion feature of convertible debentures.

In comparing Q1 2006 to Q4 2005 there was a significant decrease in our net loss that was largely attributable to the non-recurrence of the research and development as well as a $1,338,133 reduction of non-cash interest on the convertible debentures. The reduced interest expense in Q1 2006 is largely attributable to $711,858 of accretion expense being partially offset by a $685,711 reduction in the fair market value of the conversion feature liability due to a decline in the market value of the Company’s common shares.

In comparing Q4 2005 to Q3 2005 there was a significant increase in our Net Loss. Two factors largely explain this change. In Q4 2005 $3,000,000 of research and development was expensed related to the issuance of preferred shares. Additionally in Q4 2005 $1,418,557 of non-cash interest was expensed, including $500,737 of accretion expense and $917,820 of expense related to the change in value of the conversion feature of convertible debentures. In aggregate $4,418,557 of non-cash expense was recorded in the Q4 2005 related to these transactions.

Liquidity and Capital Resources

The Company's cash position in Q2 2007 continues to be healthy. Two 2007 survey contracts have been completed and billed for with only the final installment outstanding in Accounts Receivable. Our cash and equivalents and short term investments held on account in both United States and Canadian dollars as of August 22, 2007 is the equivalent of U.S. $3,058,286.

With cash and short term investments plus the positive working capital generated from our signed SFD survey contracts, we forecast having the required cash to operate for in excess of one year even without any additional sources of cash. However, our ability to continue as a going concern beyond this time is dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time. Furthermore, our projections on cash requirements is subject to estimates and material unforeseen cash requirements may occur that will adversely impact our projections.

The $491,629 decrease in our cash position for the six months ended June 30, 2007 compared to 2006 was attributable to:

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Cash generated (used) in operating activities	$445,758	$(457,029)	$777,515	$(904,850)
Cash provided by financing activities	15,988	2,095,845	(3,876)	2,146,216
Cash generated (used) in investing activities	(1,152,909)	(49,404)	(175,363)	(20,188)
Comprehensive gain (loss) due to the effect of
exchange rate changes	70,782	3,848	68,747	(62,526)
	$(620,381)	$1,593,260	$667,023	$1,158,652

Operating Activities

Q2 2007 - the $445,758 cash balance generated in operating activities reflects our net income of $1,500,947 adjusted for $157,443 of non-cash deductions and a $1,212,632 net decrease in non-cash working capital. For the first six months of 2007 the $777,515 cash balance reflects net income of $748,508 adjusted for $449,192 of non-cash deductions and a change of $420,185 in non-cash working capital.

Financing Activities

Q2 2007 - $25,000 was provided through the exercise of options and warrants and $8,486 was used to reduce the Notes Payable; in Q2 2006 $2,093,945 was raised through a stock offering with $1,900 provided through the exercise of options.

Investing Activities

Q2 2007 - $1,000,000 was invested in short term investments; the primary use of cash was for other property and equipment ($58,511) and oil and natural gas properties ($1,819).

Contractual Commitments

In the second quarter of 2007 the Company entered into a 66 month lease-to-own agreement on a new Sharp photocopier with searchable text scanning capabilities.

Change in Working Capital since the beginning of the Year

Refer to annual MD&A as at Decmeber 31, 2006; no material changes.

Transactions with Related Parties
	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Collective wages, fees and benefits paid to
executive officers of the Company who were also
directors of the Company	$41,300	$40,888	$82,587	$81,983
Interest expense recognized or paid to related
parties and officers	$3,186	$3,115	$6,666	$5,830

10,567 shares were issued for the beneficial interest of a director pursuant to the conversion of convertible debenture in Q1 2007.

878,500 incentive options were issued in the first quarter of 2007. Of these, 585,000 options were issued to individuals who are currently officers and directors of the Company.

Critical Accounting Estimates

Factors are substantially unchanged; refer to annual MD&A as at December 31, 2006.

Change in Accounting Policies Including Initial Adoption

Our accounting policies are unchanged from December 31, 2006 except for the adoption of FASB No.48 "Accounting for Uncertainty in Income Taxes" which has no impact on our reported financial statements. Refer to annual MD&A as at December 31, 2006.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the Company to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2006 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 in the United States and National Instrument 51-102 Continuous Disclosure Obligations in Canada. Based upon the foregoing, our Responsible Officers concluded that our disclosure controls and procedures are effective in the timely alerting of management particularly in light of the Company's size, structure and stage of development.

Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The Company utilizes outside assistance and advice on complex financial, taxation and reporting issues, which is common with companies of a similar size. We have assessed the design of our internal control over financial reporting and during this process we identified potential weaknesses in internal controls over financial reporting which are as follows:

  Due to the limited number of staff at the Company it is not feasible to achieve complete segregation of incompatible duties. The Company has mitigated this weakness in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our Board of Directors is actively involved in many aspects including approval of all Authorities of Expenditure, including those with limited financial impact; and
  The Company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The Company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and audit committee for quality assurance.

As a result of our assessment of the design of our internal control over financial reporting, we conclude that there is a remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

For additional information on Energy Exploration Technologies Inc please consult our web page www.nxtenergy.com, or the SEDAR webpage http://sedar.com.